
ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ


ГУМ
20 АПР 2006
№ 1235
ИСХОДЯЩИЕ


06012834

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: ~~JSC "GUM TH"~~ AO Torgovy Dom Gum

Exemption No.: 82-~~4152~~ 4132

In connection with the exemption of JSC "GUM TH" (Russia), pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following:

- A notice on the substantial fact – a notice on the information, which may influence substantially the cost of the securities belonging to the Company Shareholders.
- A notice on the substantial fact – the information on the closing dates of the emitter's account ledger.
- The information on facts, which involved a single increase (decrease) of net profits or losses of emitter on more than 10 percent.
- The amendments to the Articles of Association JSC "GUM Trading House" approved by the meeting ;
- The project of amendments to the Articles of Association JSC "GUM Trading House" ;
- The summary description of amendments made to the internal documents of the Company.

The Bank of New York operates as the depositary bank of the mentioned company under the Reg. No. 33-32922, Form F-6, which was declared by the U.S. Securities and Exchange Commission (SEC) effective from June 7, 1996.

Best regards,


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ТОРГОВЫЙ ДОМ ГУМ
ГУМ
РОССИЯ
GUM TRADING HOUSE
МОСКВА

Director of Legal Department A.S.Rusakov

dw 4/25

A notice on the information,
which may influence substantially the cost of the securities,
belonging to the Company Shareholders

1. The general information	
1.1. Full commercial name of the emitter (for non commercial companies – the company name)	The Joint Stock Company "GUM Trading House"
1.2. Abbreviate commercial name of the emitter	JSC "GUM TH"
1.3. The emitter's location	Russian Federation, Moscow, Postal Address: 109012, Moscow, Red Square, 3
1.4. PSRN of the emitter	1027739098287
1.5. VAT number of the emitter	7710035963
1.6. The emitter's unique code assigned by the registering body	00030–A
1.7. The Web page address used by the emitter to disclose the information	The web–page of JSC "GUM TH" www.GUM.ru Section GUM–emitter
1.8. The name of the periodical (periodicals) used by the emitter to publish the information	The newspaper "Izvestiya"

2. The subject of the notice

2.1. To determine:
- the date and time of holding the meeting – June 3, 2006, at 13:00;
- venue – 3, Red Square, Moscow, the 1st line, the 3rd floor, within the premises of the Demonstration hall;
- the form of holding the general meeting – meeting (in the form of presence of the shareholders for discussion of items on the agenda and for decision making on the items put to a vote);
- postal address for mailing filled–in voting ballots – 115184, Moscow, Novokuznetskaya Street, 23, block 4, ZAO "Registronics", the Counting Board.
- Time of registration of the meeting participants – 12:00;

2.2. To approve the agenda of the annual general shareholders meeting of JSC "GUM Trading House" according to the results of 2005 year:

– The approval of the annual report, the annual financial statements, including profit and loss statements (income and expenses accounts) of JSC "GUM Trading House", as well as profit and loss appropriation of JSC "GUM Trading House" according to the results of 2005 year.
–On paying dividends to the shareholders of JSC "GUM TH" for 2005 year.
–The election of members to the Board of Directors of JSC "GUM Trading House".
–On amendments to the Articles of Association JSC "GUM Trading House".
–On approval of the Regulation "On procedure for preparation, call and holding of GSM for JSC "GUM Trading House" in a new edition.
–On approval of the Regulation "On the Board of Directors of the Open Joint Stock Company "GUM Trading House" in a new edition.
–On approval of the Regulation "On sole and collegiate executive bodies of the Open Joint Stock Company "GUM Trading House" in a new edition.
–The election of members to the Supervisory Board of JSC "GUM Trading House".
–The assignment of auditor of JSC "GUM Trading House".

2.3. The date of holding the Board of directors meeting: April 14, 2006;
2.4. The date of compilation and the protocol number: № 8/12 dated April 17, 2006;

3. Signature

3.1. Administrative Director of JSC «GUM TH» ______________ (signature) I.M. Shpitonov

3.2. Date " 17 " April 20 06 year

Seal

A notice on the substantial fact
"The information on the closing dates of the emitter's account ledger"

1. The general information	
1.1. Full commercial name of the emitter (for non commercial companies – the company name)	The Joint Stock Company "GUM Trading House"
1.2. Abbreviate commercial name of the emitter	JSC "GUM TH"
1.3. The emitter's location	Russian Federation, Moscow, Postal Address: 109012, Moscow, Red Square, 3
1.4. PSRN of the emitter	1027739098287
1.5. VAT number of the emitter	7710035963
1.6. The emitter's unique code assigned by the registering body	00030–A
1.7. The Web page address used by the emitter to disclose the information	The web–page of JSC "GUM TH" www.GUM.ru Section GUM–emitter
1.8. The name of the periodical (periodicals) used by the emitter to publish the information	The newspaper "Izvestiya"

1.9. Code (codes) of the substantial fact (facts)	080003A17042006

2. The subject of the notice
2.1. Kind, category (type), serial number and other identification tags of the registered securities: the registered uncertificated ordinary shares (reg. Number 1 –04–00030–A) 2.2. The purpose of recording the owners of the registered securities: the annual general shareholders meeting of JSC "GUM Trading House". 2.3. The date, as of which the owners of the registered securities are recorded: April 17, 2006. 2.4. The date of compilation and the protocol number of the meeting(session) of the authorized management body, at which the resolution on record date or any other decision to determine such record date, were made: protocol № 8/12 dated April 17, 2006.

3. Signature		
3.1. Managing Director of JSC «GUM TH»	______________ (signature)	I.M.Shpitonov
3.2. Date " 17 " April 20 06 year		
	Seal	

A notice on the substantial fact
"The information on the facts, which involved a single increase (decrease) of net profits or net losses of emitter on more than 10 percent"

1. The general information	
1.1. Full commercial name of the emitter (for non commercial companies – the company name)	The Joint Stock Company "GUM Trading House"
1.2. Abbreviate commercial name of the emitter	JSC "GUM TH"
1.3. The emitter's location	Russian Federation, Moscow, Postal Address: 109012, Moscow, Red Square, 3
1.4. PSRN of the emitter	1027739098287
1.5. VAT number of the emitter	7710035963
1.6. The emitter's unique code assigned by the registering body	00030–A
1.7. The Web page address used by the emitter to disclose the information	The web–page of JSC "GUM TH" www.GUM.ru Section GUM–emitter
1.8. The name of the periodical (periodicals) used by the emitter to publish the information	The newspaper "Izvestiya"

1.9. The code (codes) of the substantial fact (facts)	030003A23032006

2. The subject of the notice
2.1. The fact (facts), which involved a single increase (decrease) of the net profits or of the net losses of the emitter on more than 10 percent: The decrease of the net profits. 2.2. The date of occurring of the fact (facts), which involved a single increase (decrease) of the net profits or of the net losses of the emitter on more than 10 percent: March 23, 2006 2.3. The value of the net profits (net losses) of the emitter for the reporting period (2004 year), preceding the reporting period, in which the respective fact (facts) has arisen: 421 283 thousand Rub. 2.4. The value of the net profits (net losses) of the emitter for the reporting period (2005 year), in which the respective fact (facts) has arisen: 326 178 thousand Rub. 2.5. The alteration of the net profits (net losses) of the emitter in absolute percentage ratio: 95 105 thousand Rub.; 129,2%. For the purpose of calculation of the value of the net profits (net losses) "for the reporting period"(quarter, year) for the first reporting period is equal to the sum, imaged in the line «Net profits (profit (and loss) surplus) of the reporting period» in the Report on profits and losses (form № 2 of the financial statements), and for the following reporting periods – the sum difference, imaged in the lines «Net profits (profit (and losses) surplus) of the reporting period» in the Report on profits and losses (form № 2 of the financial statements) for the reporting period and for the period preceding the reporting period.

3. Signature
3.1. Managing Director of JSC «GUM TH» __________ (signature) T. V. Guguberidze 3.2. Date " 23 " March 20 06 year 3.3. Chief Accountant of JSC «GUM TH» __________ (signature) V. N. Stepanova 3.4. Date " 23 " March 20 06 year Seal

Approved by the extraordinary general shareholders meeting
of JSC "GUM Trading House"
Protocol № 18 dated January 19, 2006

Chairman of the extraordinary general shareholders meeting
of JSC "GUM Trading House"

____________________V.L.Vechkanov

The amendments to the Articles of Association
"GUM Trading House"

1. Sub-paragraph 6 of point 1 of article 6 of the Articles of Association shall be read as following:

"Shareholders (shareholder) of the company, constituting aggregate owners of at least 2 (Two) percent of voting Company shares, within 60 (sixty) calendar days after expiry of the Company's business year shall be entitled to put issues on the annual general meeting of shareholders agenda and to nominate candidates to Company's Board of Directors and the Supervisory Committee, the number of which can not surpass the number of the respective body, as well as the candidate into position of sole executive body".

2. Point 20 of article 9 of the Articles of Association shall be read as following:

"Shareholders (shareholder), constituting aggregate owners of at least 2 (Two) percent of voting Company shares, shall be entitled to put issues on the annual general meeting of shareholders agenda and to nominate candidates to Company's Board of Directors and the Supervisory Committee, the number of which can not surpass the number of the respective body, as established in the Articles of Association, as well as a candidate into position of sole executive body. Such offers shall be submitted to the Company within 60 (Sixty) calendar days after expiry of the Company's business year".

3. Point 10 of article 10 of the Articles of Association shall be read as following:

"The Company's Board of Directors consists of 7 (Seven) persons. The general shareholders meeting by cumulative voting elect the members of the Board of Directors of the Company annually. At cumulative voting at each voting share shall fall a number of votes equal to the total number of members of the Company's Board of directors. A shareholder shall be entitled to cast all its votes to a single candidate only or distribute them between several candidates to be elected to the Board of directors. The candidates who preponderated in the voting are considered elected to the Board of Directors of the Company".

Approved by the general shareholders meeting
of JSC "GUM Trading House"
Protocol № __ dated _____ 2006

Chairman of the general shareholders meeting
of JSC "GUM Trading House"
_______________ V.L.Vechkanov

The amendments to the Articles of Association of the open joint-stock company "GUM Trading House"

1. Point 11 of article 11 of the Articles of Association shall be read as following:
"The collegiate executive body (Direction) consists of 5 (Five) persons. The quorum of the Direction meeting constitutes more than a half of the Direction's members to number set by the Articles of Association".
2. Point 12 of article 11 of Articles of Association shall be read as following:
"The members of the collegiate executive body in number of 4(Four) persons shall be elected by the Board of directors once in two years. The General Director (the authorized representative of the managing company or managing – individual entrepreneur) is the chairman of the collegiate executive body. In case of early termination of powers of the collegiate executive body the powers of the General Director (the authorized representative of the managing company or of managing – individual entrepreneur) as of the chairman of Direction continue to have effect. In case of early termination of powers of the collegiate executive body the powers of an incoming collegiate executive body are in effect within 2 (two) years till the next meeting of the Board of directors, following after the meeting, at which the collegiate executive body was elected. The Board of directors have a right to make a decision on early termination of powers of members of the collegiate executive body of the company in compliance with the regulations of the federal law "On joint-stock companies" and with the present Articles of Association".

The amendments to the Articles of Association JSC "GUM Trading House".

1. The amendments, which concern the reduction of the collegiate executive body of JSC "GUM Trading House" (Direction) to the number of 5 persons, are made to the Articles of Association JSC "GUM Trading House".
2. Regulation "On procedure for preparation, call and holding of GSM for JSC "GUM Trading House" has been brought into compliance with the resolution made by the extraordinary general shareholders meeting in January 19, 2006, namely the deadline for submitting the shareholders' offers to the agenda of the annual general shareholders meeting and for nominating the candidates to the Administration of the company has been increased up to 60 days from the date of expiry of the business year (it was 30 days before).
3. Regulation "On the Board of Directors of the Open Joint Stock Company "GUM Trading House" and regulation "On sole and collegiate executive bodies of the Open Joint Stock Company "GUM Trading House" have been also brought into compliance with the resolution made by the extraordinary general shareholders meeting of JSC "GUM Trading House" in January 19, 2006 (the deadline for the shareholders' nominating the candidates to be elected to the Board of Directors and to be advanced into the position of sole executive body has been increased up to 60 days from the date of expiry of the business year).